UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-31265

Rand Worldwide, Inc.

(Exact name of registrant as specified in its charter)

11201 Dolfield Boulevard, Suite 112, Owings Mills, Maryland 21117, (410) 753-1525

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.01 per share

(Titles of each class of securities covered by this Form)

Common Stock, par value $.01 per share(1)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 232

Pursuant to the requirements of the Securities Exchange Act of 1934, Rand Worldwide, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 27, 2015	By:	/s/ Lawrence Rychlak
	Name:	Lawrence Rychlak
	Title:	President and Chief Executive Officer (Principal Executive Officer)

EXPLANATORY NOTE

(1)	The registrant has effective registration statements on Form S-8 on file with the Securities and Exchange Commission, which were updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended, during the registrant’s current fiscal year, which ends on June 30, 2015. Accordingly, the registrant will remain obligated to file reports required by Section 15(d) of the Securities Exchange Act of 1934, as amended, with respect to the common stock until such time as such obligation is suspended pursuant to Section 15(d) or Rule 15d-6.